UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2021

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ⌧ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ⌧
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ⌧

Grupo Televisa Announces Changes to Sky’s Management Team

Mexico City, December 20th, 2021 - Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE:TV; BMV:TLEVISA CPO) announced today that Alex Penna has decided to retire after a distinguished career at the Company spanning more than two decades.  Mr. Penna has served as Chief Executive Officer (CEO) of Sky for almost 18 years.  Previously, he held senior management positions at the Company including Vice President of Corporate Finance.  Grupo Televisa’s Co-CEOs, Bernardo Gómez and Alfonso de Angoitia, said: “On behalf of Grupo Televisa we would like to express our deep gratitude to Alex for his leadership and highly valuable contributions to the Company.  Alex has been instrumental in the successful execution of Sky’s strategic goals, making it one of the largest and most profitable telecom services providers in Mexico with more than 8 million subscribers”.
The Board of Directors of Sky has appointed Luis Malvido to take over as CEO as of January 1st, 2022.  Mr. Malvido is a seasoned executive with over 25 years holding CEO roles, mainly in the Telco sector. He has led publicly listed and private companies in a wide array of business contexts and a broad range of geographies including Latin America and Central Europe. Before joining Sky, Mr. Malvido was Chairman & CEO at the Argentinean state-owned flagship airline, Aerolineas Argentinas, where he took over and led a large strategic and operational transformation program. Previously, he worked for over three decades at the Telefonica Group where he held the position of Executive Director of HISPAM South, a business with 83 million customers across six Latin American countries and US$10.3 billion in revenue. Mr. Malvido also spent five years as Chairman & CEO at Telefonica O2 Czech Republic; two years as CEO of Telefonica’s wireline operations in Brazil; three years as President & CEO of Telefonica Venezuela; and over six years as Vice-Chairman & CEO of Telefonica Moviles de Argentina.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward Looking Statements” in the Company’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Statements contained in this release relating to the COVID-19 outbreak, the impact of which on our business performance and financial results remains inherently uncertain, are forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 27 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), a leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity representing approximately 36% on a fully-diluted basis of the equity capital in Univision Holdings II, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.

Investor Relations

Rodrigo Villanueva / Tel: (52 55) 5261 2445 / rvillanuevab@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx
Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx
www.televisair.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: December 21, 2021	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel